SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 PROXYMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   744290107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Joseph P. Wynne
                         Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744290107               SCHEDULE 13D                Page 2 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,545,553
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,545,553
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,543,891
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 744290107               SCHEDULE 13D                Page 3 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Corp. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,545,553
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,545,553
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,545,553
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 744290107               SCHEDULE 13D                Page 4 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,472,486
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,770,553
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,472,486
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,770,553
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,243,039
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 744290107               SCHEDULE 13D                Page 5 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        52,958
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,750,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               52,958
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,750,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,802,958
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 744290107               SCHEDULE 13D                Page 6 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RMC Capital, LLC

      58-2391586
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,750,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,750,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,750,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 15 pages


Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.001 per share ("Common Stock") of ProxyMed, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, RMC Capital, LLC ("RMC"), a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). Commonwealth, CAMC, RMC, Falk and Priddy are the "Reporting Persons."

      Priddy, Keith Rosenbloom and Basil Ascuitto are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of RMC (the "RMC Managers") are Mr. Priddy, Kikie Priddy, Chris Priddy, Shannon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC. Michael Acks is the President of RMC.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers is 830 Third Avenue, New York, New York 10022. The business address for the RMC and the RMC Managers is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Commonwealth provided advisory to the Issuer in connection with the Issuer's acquisition of Specialized Management, Inc. in February 1999 and was compensated with 6,000 shares of Common Stock and warrants to purchase 10,000 shares of Common Stock at a purchase price of $11.44 (the "Acquisition Warrants").

                                                              Page 8 of 15 pages


      In addition, Commonwealth holds warrants it received as compensation as follows: (i) five-year warrants (the "Advisory Warrants") to purchase 1,000,000 shares of Common Stock at an exercise price of $1.00 per share in connection with providing certain advisory services in June 2000; (ii) five-year warrants (the "Engagement Warrants") to purchase 1,000,000 shares of Common Stock at an exercise price of $1.50 per share, in connection with entering into a certain Engagement Letter with the Issuer on May 27, 2000, (iii) five-year warrants (the "2000 Placement Agent Warrants") to purchase 5,325,366 shares of Common Stock at an exercise price of $1.00 per share, for serving as the Issuer's placement agent in the Issuer's June 2000 private placement of securities (the "2000 Placement"), (iv) five-year warrants (the "1999 Placement Agent Warrants") to purchase 35,000 shares of Common Stock at an exercise price of $13.31 per share, for serving as the Issuer's placement agent in the Issuer's June 1999 private placement of securities (the "1999 Placement"), (v) five-year warrants (the "1998 Placement Agent Warrants") to purchase 47,188 shares of Common Stock at an exercise price of $12.10 per share, for serving as the Issuer's placement agent in the Issuer's June 1998 private placement of securities (the "1998 Placement"), and (vi) five-year warrants (the "Secondary Warrants") to purchase 98,000 shares of Common Stock at an exercise price of $5.63 per share, for serving as the "Representative" of the underwriters in the Issuer's 1996 public offering.

      Commonwealth also invested $200,000 in the 1999 Placement for which it received 16,666 shares of Common Stock and five-year warrants ("1999 Placement Warrants") to purchase 7,333 shares of Common Stock at an exercise price of $10.00 per share. The funds for such purchase were provided by Commonwealth's working capital.

      Falk acquired 50,000 shares of Common Stock by a cashless exercise of warrants that had previously been issued to him. Falk also invested (A) $100,000 in the 2000 Placement for which he received (i) 7% Senior Secured Convertible Notes ("Convertible Notes") that subsequently were converted into shares of the Issuer's Series C Convertible Preferred Stock (the "Preferred Stock") which are currently convertible into 100,000 shares of Common Stock and (ii) five-year warrants ("2000 Placement Warrants") to purchase 50,000 shares of Common Stock at an exercise price of $1.00 per share and (B) $150,000 in the 1999 Placement for which he received (i) 12,500 shares of Common Stock and (ii) 1999 Placement Warrants to purchase 5,500 shares of Common Stock at an exercise price of $10.00 per share. The funds for such purchases were provided by Falk's personal funds.

      This statement also includes 225,000 shares of Common Stock beneficially held by Falk through ComVest Capital Partners, LLC ("ComVest") of which Falk is a manager and the principal member. ComVest invested $150,000 in the 2000 Placement for which it received (i) Convertible Notes that subsequently were converted into shares of Preferred Stock that are currently convertible into 150,000 shares of Common Stock and (ii) 2000 Placement Warrants to purchase 75,000 shares of Common Stock.

      Commonwealth distributed to certain of its employees, including Falk, Rosenbloom and Ascuitto, Secondary Warrants, 1998 Placement Agent Warrants, and 2000 Placement Agent

                                                              Page 9 of 15 pages


Warrants. Commonwealth disclaims beneficial ownership of the warrants it distributed to other persons, including the Reporting Persons.

      Priddy acquired 52,958 shares of Common Stock at a price of $9.44 per share. The purchase was effected pursuant to the cancellation of the Company's 9% Senior Secured Notes held by Priddy.

      RMC invested $2,500,000 in the 2000 Placement for which it received (i) Convertible Notes that subsequently were converted into shares of Preferred Stock which are currently convertible into 2,500,000 shares of Common Stock and
(ii) 2000 Placement Warrants to purchase 1,250,000 shares of Common Stock. The funds for such purchase were provided by RMC's working capital.

      In no case were any funds borrowed by any of the Reporting Persons in connection with the above transactions.

Item 4. Purpose of Transaction.

      The Advisory Warrants, Acquisition Warrants, Engagement Warrants, Secondary Warrants, 1998 Placement Agent Warrants, 1999 Placement Agent Warrants and 2000 Placement Agent Warrants were acquired as compensation for services rendered to the Issuer solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Convertible Notes, Preferred Stock, Common Stock, 1999 Placement Warrants and 2000 Placement Warrants were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

      Pursuant to an Agency Agreement dated June 7, 2000 between the Issuer and Commonwealth (the "Agency Agreement"), under which Commonwealth agreed to serve as the Placement Agent in the 2000 Placement, the Issuer agreed that by July 7, 2000, its board of directors shall consist of seven directors, which shall include two directors designated by Commonwealth and two directors designated by the investors in the 2000 Placement as a class, which class includes Falk and RMC. Under the Agency Agreement, the Issuer is required to maintain such composition in its board of directors until 90% of the outstanding shares of Preferred Stock have been converted into Common Stock. To enforce these provisions of the Agency Agreement, the directors and officers of the Issuer have granted Commonwealth a proxy to vote their shares of Common Stock for the election of the directors designated by Commonwealth and the investors in the 2000 Placement.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

                                                             Page 10 of 15 pages


Item 5. Interest in Securities of the Issuer.

      (a)(1) Commonwealth may be deemed to be the beneficial owner of an aggregate of 7,545,553 shares of Common Stock, representing approximately 27.7% of the issued and outstanding shares of Common Stock of the Issuer, consisting of (i) 22,666 shares of Common Stock owned by Commonwealth, and (ii) 7,522,887 shares of Common Stock which are issuable upon the exercise and conversion of the shares of Preferred Stock and warrants identified in Item 3 above.

      (a)(2) CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 7,545,553 shares of Common Stock, representing approximately 27.7% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      (a)(3) Falk may be deemed to be the beneficial owner of an aggregate of 10,243,039 shares of Common Stock, representing approximately 34.3% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 7,545,553 and 225,000 shares beneficially owned respectively by Commonwealth and ComVest (described in Item 3 above), which Falk may be deemed to beneficially own, Falk owns 62,500 shares of Common Stock and may be deemed to beneficially own an additional 2,409,986 shares of Common Stock, representing the right to acquire (i) 150,000 shares of Common Stock issuable upon the exercise and conversion of the Preferred Stock and 2000 Placement Warrants acquired in the 2000 Placement, (ii) 5,500 shares of Common Stock issuable upon exercise of the 1999 Warrants, (iii) 2,180,145 shares of Common Stock upon exercise of the 2000 Placement Agent Warrants (distributed to him by Commonwealth), (iv) 54,000 shares of Common Stock issuable upon exercise of the Secondary Warrants (distributed to him by Commonwealth) and (v) 20,341 shares of Common Stock issuable upon exercise of the 1998 Placement Agent Warrants (distributed to him by Commonwealth). In his capacity as (i) Chairman and controlling equity owner of CAMC and (ii) manager and principal member of ComVest, Mr. Falk shares indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      (a)(4) Priddy may be deemed to be the beneficial owner of an aggregate of 3,802,958 shares of Common Stock, representing approximately 16.2% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 3,750,000 shares of Common Stock beneficially owned by RMC, Priddy owns 52,958 shares of Common Stock. As manager and principal member of RMC, Priddy shares indirect voting and dispositive power with respect to such entity's shares and may therefore be deemed to be the beneficial owner of such securities.

      (a)(5) RMC may be deemed to be the beneficial owner of an aggregate of 3,750,000 shares of Common Stock, representing approximately 16.0% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the exercise and conversion of the Preferred Stock and 2000 Placement Warrants identified in Item 3 above.

                                                             Page 11 of 15 pages


      (a)(6) Keith Rosenbloom may be deemed to be the beneficial owner of an aggregate of 262,707 shares of Common Stock, representing approximately 1.3% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 255,395 shares of Common Stock issuable upon exercise of the 2000 Placement Agent Warrants, (distributed to him by Commonwealth), (ii) 1,500 shares of Common Stock issuable upon exercise of the Secondary Warrants (distributed to him by Commonwealth) and (iii) 5,812 shares of Common Stock issuable upon exercise of the 1998 Placement Agent Warrants (distributed to him by Commonwealth).

      (a)(7) Basil Ascuitto may be deemed to be the beneficial owner of an aggregate of 51,800 shares of Common Stock, representing approximately 0.26% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 15,000 shares of Common Stock issuable upon the exercise and conversion of the Preferred Stock and 2000 Placement Warrants acquired in the 2000 Placement (for which he paid $10,00) and (ii) 36,800 shares of Common Stock issuable upon exercise of the 2000 Placement Agent Warrants, (distributed to him by Commonwealth).

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                                          Number of Shares
         ----                                          ----------------
         Michael S. Falk                               2,472,486 shares
         Robert Priddy                                    52,958 shares
         Keith Rosenbloom                                262,707 shares
         Basil Ascuitto                                   51,800 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) Commonwealth, CAMC and Mr. Falk share such voting and disposition powers with respect to the 7,545,553 shares of Common Stock beneficially held by Commonwealth.

      (ii) ComVest and Mr. Falk share such voting and disposition powers with respect to the 225,000 shares of Common Stock beneficially held by ComVest.

      (iii) RMC and Priddy share such voting and disposition powers with respect to the 3,750,000 shares of Common Stock beneficially held by RMC.

      (c) As more fully described above, the Convertible Notes (which converted into shares of Preferred Stock on June 30, 2000) and the 2000 Placement Warrants were acquired on June 29, 2000 upon the closing of the 2000 Placement. The Advisory Warrants were acquired by Commonwealth on June 7, 2000.

                                                             Page 12 of 15 pages


      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the Agency Agreement, which requires certain persons to be elected to the Issuer's board of directors.

      Each investor who purchased securities in the 2000 Placement agreed not to sell, transfer or otherwise dispose of such securities or the Common Stock issuable upon conversion or exercise of such securities, for one year following the initial closing of the 2000 Placement (the "Lock-up Period"). Furthermore, such investors agreed that if the Issuer undertakes a public offering, at Commonwealth's discretion, the Lock-up Period may be extended for an additional 12 months.

Item 7. Material to be Filed as Exhibits.

      (i) Joint Statement on Schedule 13D, as required by Rule 13d-1(K) under the Exchange Act.

                                                             Page 13 of 15 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2000           Commonwealth Associates, L.P.

                                        By: Commonwealth Associates
                                        Management Corp., its general partner

                                        By: /s/ Joseph Wynne
                                            ------------------------------------
                                        Name: Joseph Wynne
                                        Title: Chief Financial Officer


Dated: August 8, 2000           Commonwealth Associates Management Corp.

                                By: /s/ Joseph Wynne
                                   ---------------------------------------------
                                Name: Joseph Wynne
                                Title: Chief Financial Officer


Dated: August 8, 2000           RMC Capital, LLC

                                By: /s/ Robert Priddy
                                   ---------------------------------------------
                                        Robert Priddy, Manager

Dated: August 8, 2000           /s/ Michael S. Falk
                                ------------------------------------------------
                                             Michael S. Falk

Dated: August 8, 2000           /s/ Robert Priddy
                                ------------------------------------------------
                                              Robert Priddy

                                                             Page 14 of 15 pages


                                  EXHIBIT INDEX

1. Joint Filing of Schedule 13D

                                                             Page 15 of 15 pages


                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of ProxyMed, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 8, 2000           Commonwealth Associates, L.P.

                                        By: Commonwealth Associates
                                        Management Corp., its general partner

                                        By: /s/ Joseph Wynne
                                            ------------------------------------
                                        Name: Joseph Wynne
                                        Title: Chief Financial Officer


Dated: August 8, 2000           Commonwealth Associates Management Corp.

                                By: /s/ Joseph Wynne
                                   ---------------------------------------------
                                Name: Joseph Wynne
                                Title: Chief Financial Officer


Dated: August 8, 2000           RMC Capital, LLC

                                By: /s/ Robert Priddy
                                   ---------------------------------------------
                                        Robert Priddy, Manager

Dated: August 8, 2000           /s/ Michael S. Falk
                                ------------------------------------------------
                                             Michael S. Falk

Dated: August 8, 2000           /s/ Robert Priddy
                                ------------------------------------------------
                                              Robert Priddy